[Total S.A. Letterhead]

July 30, 2009

H. Roger Schwall,

Securities and Exchange Commission,

100 F. St, N.E.,

Washington, D.C. 20549-7010,

U.S.A.

Re:	TOTAL S.A. Form 20-F for Fiscal Year Ended December 31, 2007 Filed April 2, 2008
Response Letter Dated June 3, 2009
File No. 1-10888

Dear Mr. Schwall:

  We are writing with respect to your letter dated July 16, 2009, containing comments regarding the filings specified above. We currently anticipate responding to your comments on or before August 31, 2009.

Very truly yours,
/s/ Thierry Reveau de Cyrières
Thierry Reveau de Cyrières

cc:	Andrew Zdrahal
(Total S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)